EXHIBIT 2
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                               ITEM 8 INFORMATION

Citigroup Capital Partners II Employee Master Fund, L.P. ("Citigroup Employee Master Fund") is a party to a Shareholders Agreement, dated as of October 7, 2009, by and among Education Management Corporation (the "Company"), Citigroup Employee Master Fund, funds associated with The Goldman Sachs Group, Inc., funds associated with Providence Equity Partners, funds associated with Leeds Equity Partners, funds associated with AlpInvest Partners N.V. and funds associated with Fisher Lynch Co-Investment Partnership, L.P., Ontario Teachers' Pension Plan Board and General Electric Pension Trust (the "Shareholders Agreement" and all such shareholders, collectively, the "Shareholder Agreement Parties").

The Shareholders Agreement provides that certain of the funds associated with Providence Equity Partners and certain of the funds associated with The Goldman Sachs Group, Inc. will each have the right to designate up to two of the Company's directors and certain of the funds associated with Leeds Equity Partners will have the right to designate one of the Company's directors. Subject to certain exceptions, the Shareholders Agreement requires all Shareholder Agreement Parties to vote their shares of the Company's common stock, par value $0.01 per share ("Common Stock") for directors that are designated in accordance with the provisions of the Shareholders Agreement. The Shareholders Agreement also contains certain provisions regarding transfer restrictions, drag-along rights and tag-along rights with respect to the shares of Common Stock owned by the Shareholder Agreement Parties.

As of October 1, 2014, private equity funds affiliated with Providence Equity Partners, Goldman Sachs Capital Partners and Leeds Equity Partners owned, in the aggregate, approximately 83.4% of the voting interests of the outstanding capital stock on a fully diluted basis.

The share ownership reported for Citigroup Employee Master Fund does not include any shares of Common Stock owned by the other Shareholder Agreement Parties, except to the extent disclosed in this Schedule 13G. Citigroup Employee Master Fund disclaims beneficial ownership of any shares of Common Stock owned by the other Shareholder Agreement Parties, except to the extent disclosed in this
Schedule 13G.